--------------------------------------------------------------------------------
                            ------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                           ESHARE COMMUNICATIONS, INC.
                                (Name of Issuer)

                            ------------------------

                                  COMMON STOCK
                                  NO PAR VALUE
                         (Title of Class of Securities)

                                    296428105
                                 (CUSIP Number)

                            -------------------------

                         JUDE SULLIVAN, GENERAL COUNSEL
                                  DIVINE, INC.
                            1301 NORTH ELSTON AVENUE
                             CHICAGO, ILLINOIS 60622

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  JULY 8, 2001
                            -------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: / /

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 296428105

--------------------------------------------------------------------------------
1.   Name of reporting persons. . .. . . . . . . . . . . . . . .   DIVINE, INC.
     I.R.S. Identification No. of above person (entities only). . .36-4301991
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group              (a)
                                                                   (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds.  . . . . . . . . . . . . . . . . . . . . . . OO
--------------------------------------------------------------------------------
5.   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.   Citizenship or Place of  Organization. . . . . . . . . . . .  State of
                                                                   Delaware
--------------------------------------------------------------------------------
               Number of shares      7.  Sole voting power
              beneficially owned     -------------------------------------------
                    by each          8.  Shared voting power       10,745,969(1)
            reporting person with:   -------------------------------------------
                                     9.  Sole dispositive power
                                     -------------------------------------------
                                     10. Shared dispositive power
--------------------------------------------------------------------------------
11.  Aggregate amount beneficially
     owned by each reporting person. 10,745,969(1)
                                     -------------------------------------------
12.  Check if the aggregate amount in
     Row 11 excludes certain shares.
                                     -------------------------------------------
13.  Percent of class represented by
     amount in Row (11). . . . . . .  49%
                                     -------------------------------------------
14.  Type of reporting person. . . .  CO

--------------------------------------------------------------------------------
(1) 10,745,969 shares of eshare communications, Inc. common stock are subject to a Voting Agreement entered into between DIVINE, INC. and Szlam Partners, L.P. dated July 8, 2001 (discussed in Items 3 and 4 below). DIVINE, INC. expressly disclaims beneficial ownership of these 10,745,969 shares. Furthermore, DIVINE, INC.'s chairman and chief executive officer, Andrew Filipowski, could be deemed to share beneficial ownership of these shares.
Mr. Filipowski expressly disclaims any beneficial ownership of all shares of eshare communications, Inc. deemed to be beneficially owned by DIVINE, INC.

                                  SCHEDULE 13D

CUSIP No. 296428105


--------------------------------------------------------------------------------
1.   Name of reporting persons. . .. . . . . . . . . . . . . . .   Andrew J.
                                                                   Filipowski
     I.R.S. Identification No. of above person (entities only)..
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group              (a)
                                                                   (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds.  . . . . . . . . . . . . . . . . . . . . .   OO
--------------------------------------------------------------------------------
5.   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
6.   Citizenship or Place of  Organization. . . . . . . . . . ..   United States
                                                                   of America
--------------------------------------------------------------------------------
               Number of shares      7.  Sole voting power         430,000(2)
              beneficially owned     -------------------------------------------
                    by each          8.  Shared voting power       (3)
            reporting person with:   -------------------------------------------
                                     9.  Sole dispositive power    430,000(2)
                                     -------------------------------------------
                                     10. Shared dispositive power
--------------------------------------------------------------------------------
11.  Aggregate amount beneficially
     owned by each reporting person.   430,000(2)
                                     -------------------------------------------
12.  Check if the aggregate amount in
     Row 11 excludes certain shares.   X
                                     -------------------------------------------
13.  Percent of class represented by
     amount in Row (11). . . . . . .   2.0%
                                     -------------------------------------------
14.  Type of reporting person. . . .   IN

--------------------------------------------------------------------------------
(2) Mr. Filipowski was granted these shares for his service on eshare communications, Inc.'s board of directors. This number includes 16,667 shares issuable pursuant to options exercisable within 60 days of March 31, 2001.

(3) DIVINE, INC. has entered into a Voting Agreement between DIVINE, INC. and Szlam Partners, L.P., dated July 8, 2001 (discussed in Items 3 and 4 below) whereby DIVINE, INC. received an irrevocable proxy from an eshare communications, Inc. stockholder for 10,745,969 shares. Although DIVINE, INC. expressly disclaims beneficial ownership of the 10,745,969 shares, Mr. Filipowski is the chairman and chief executive officer of DIVINE, INC. Mr. Filipowski could be deemed to share the beneficial ownership of a total of these shares of common stock of eshare communications, Inc. However, Mr. Filipowski expressly disclaims any beneficial ownership of all shares of eshare communications, Inc. deemed to be beneficially owned by DIVINE, INC.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the common stock, no par value per share (the "Common Stock"), of eshare communications, Inc., a Georgia corporation (sometimes referred to herein as "Issuer" or "eshare"). The principal executive offices of eshare are located at 5051 Peachtree Corners Circle, Norcross, Georgia 30092.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) The name of the persons filing this statement is DIVINE, INC., a Delaware corporation ("DIVINE") and Andrew J. Filipowski, a citizen of the United States of America. DIVINE and Mr. Filipowski are collectively referred to herein as the "Reporting Persons."

          (b) The address of the Reporting Persons' principal business is 1301 North Elston Avenue, Chicago, Illinois 60622.

          (c) DIVINE is an enterprise solutions company delivering a combination of services, Web-based technology and managed applications capability that enables businesses to deploy advanced enterprise solutions that are integrated with their business strategy and existing technical systems. Mr. Filipowski's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of DIVINE.

          (d) Neither of the Reporting Persons nor the individuals listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d).

          (e) Neither of the Reporting Persons nor the individuals listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e).

          (f) To the Reporting Persons' knowledge each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

          Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of DIVINE as of the date hereof.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As an inducement for DIVINE to enter into the Merger Agreement described in Item 4 and in consideration thereof, Szlam Partners, L.P., a stockholder of eshare (the "Stockholder"), entered into a Voting Agreement (see
Item 4) with DIVINE. DIVINE did not pay additional consideration to the Stockholder in connection with the execution and delivery of the Voting Agreement. In addition, the Stockholder granted DIVINE an irrevocable proxy with respect to the shares covered by the Voting Agreement.

          References to, and descriptions of the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

          Mr. Filipowski received his shares of eshare by acting as one of eshare's directors.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a)-(b) Pursuant to an Agreement and Plan of Merger dated as of July 8, 2001 (the "Merger Agreement"), among DIVINE, DES Acquisition Company, a newly formed Delaware corporation and wholly-owned subsidiary of DIVINE ("Merger Sub"), and eshare, and subject to the conditions set forth therein (including approval of the Merger by stockholders of eshare), eshare will be merged with and into Merger Sub, the separate corporate existence of eshare shall thereupon cease, and Merger Sub shall be the successor or surviving corporation and shall continue its existence under the laws of the State of Delaware. Merger Sub, as the surviving corporation after the consummation of the Merger, is sometimes hereinafter referred to as the "Surviving Corporation."

          As a result of the Merger, each outstanding share of eshare common stock, other than shares owned by eshare, DIVINE and Merger Sub, will be converted into the right to receive 1.3 shares (the "Exchange Ratio") of DIVINE common stock, subject to certain adjustments, if applicable. If the Average Market Value (as defined in the Merger Agreement) of DIVINE shares is $2.82 or greater, then the Exchange Ratio (prior to any other adjustment) will be adjusted to an amount equal to $3.653 divided by the Average Market Value of DIVINE shares. If the Average Market Value of DIVINE shares is $2.39 or less, the Exchange Ratio (prior to any other adjustment) will be adjusted to an amount equal to $3.12 divided by the greater of (x) the Average Market Value of DIVINE shares or (y) $1.00. If the number of DIVINE shares to be issued in the Merger pursuant to this adjustment exceeds 28,546,506 before any other adjustment, DIVINE may elect to pay cash in lieu of all or any portion of the DIVINE shares to be issued to eshare shareholders in excess of 28,546,506. The cash payment shall be an amount per share equal to the Average Market Value of DIVINE shares. Should DIVINE choose to pay cash, DIVINE must make such an election prior to the date on which the Proxy Statement with respect to the eshare shareholder meeting is first mailed to the eshare shareholders, or on a later date so long as the timing of such election shall not delay the Closing Date (as defined in the Merger Agreement). If DIVINE stock undergoes any reclassification, stock split or stock dividend, or any change or conversion prior to the Effective Time (as that term is defined in the Merger Agreement), appropriate and proportionate adjustments, if any, shall be made to the Exchange Ratio.

          Each eshare option that is outstanding and unexercised pursuant to the eshare option plans in effect on the Effective Time shall (i) be terminated if the result of dividing (A) the exercise price of such eshare option by (B) the Exchange Ratio and rounding the result to the nearest tenth of one cent (the "Post-Merger Exercise Price"), is greater than the closing sale price of the DIVINE shares on the trading day immediately preceding the Effective Time, or
(ii) if the Post-Merger Exercise Price of such eshare option is less than or equal to the closing sale price of DIVINE shares on the trading day immediately preceding the Effective Time, become and represent an option to purchase the number of DIVINE shares (rounded to the nearest full share) determined by multiplying (X) the number of eshare shares subject to such eshare option immediately prior to the Effective Time by (Y) the Exchange Ratio, at an exercise price per share of DIVINE shares equal to the Post-Merger Exercise Price.

          The Stockholder has, by executing the Voting Agreement, agreed to vote the 10,745,969 shares of eshare common stock beneficially owned by it (the "Shares") as described below.

          Pursuant to the Voting Agreement, Stockholder has agreed, at every eshare stockholders meeting and on every action or approval by written consent instead of a meeting, to cause the Shares to be voted in favor of adoption and approval of the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto or contemplated thereby (collectively, the "Transaction

Documents"); and not to be voted in favor of the approval of (i) any Company Acquisition Proposal (as defined in the Merger Agreement), (ii) any reorganization, recapitalization, liquidation or winding up of eshare, (iii) any other corporate action, the consummation of which would frustrate the purposes, or prevent or delay the consummation of the Merger or any other transactions contemplated by the Transaction Documents, or (iv) other matter relating to, or in connection with, any of the foregoing matters. The Stockholder may vote the Shares on all other matters. The Voting Agreement terminates upon the termination of the Merger Agreement. As part of the Voting Agreement, Stockholder delivered an irrevocable proxy to DIVINE granting DIVINE the right to vote the Shares in the manner contemplated by the Voting Agreement described above.

          The purpose of the transactions under the Voting Agreement are to enable DIVINE and eshare to consummate the transactions contemplated under the Merger Agreement.

          (c)  Not applicable.

          (d) The officers and directors of Merger Sub shall be the initial directors and officers of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and by-laws.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f)  Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

          (h)-(i) If the Merger is consummated as planned, the eshare common stock will be deregistered under the Act and cease to be authorized to be quoted on The Nasdaq National Market.

          (j) Other than described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

          References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 2 and 3, respectively, to this
Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As a result of the Voting Agreement, DIVINE may be deemed to be the beneficial owner of 10,745,969 shares of eshare common stock. Those shares of eshare common stock constitute approximately 49% of the issued and outstanding shares of eshare common stock based on the 21,930,551 shares of eshare common stock outstanding as of July 8, 2001. DIVINE may be deemed to have the sole power to vote the shares with respect to those matters described above. However, DIVINE (i) is not entitled to any rights as a stockholder of eshare as to the Shares and (ii) disclaims any beneficial ownership of the shares of eshare common stock which are covered by the Voting Agreement. DIVINE does not have the power to dispose of the Shares.

          Mr. Filipowski has been a director of Issuer since April of 1999. As a director, Mr. Filipowski was granted shares of Issuer. Mr. Filipowski holds 430,000 shares (including 16,667 shares issuable pursuant to options exercisable within 60 days of March 31, 2001) or approximately 2.0% of the issued and outstanding shares of eshare common stock based on the 21,930,551 shares of eshare common stock outstanding as of July 8, 2001. As the chairman and chief executive officer of DIVINE, Mr. Filipowski may be deemed to have indirect beneficial ownership of the shares subject to the Voting Agreement between DIVINE and Szlam Partners, L.P. However, Mr. Filipowski expressly disclaims any beneficial ownership of these shares.

          (c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2. To the knowledge of DIVINE, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of eshare.

          (d)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Merger Agreement and the exhibits thereto, including the Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of eshare, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          1. Agreement Regarding Joint Filing of Schedule 13D, dated July 17, 2001 between DIVINE, INC. and Mr. Filipowski.

          2. Agreement and Plan of Merger, dated as of July 8, 2001, by and among DIVINE, INC., DES Acquisition Company and eshare communications, Inc. (incorporated herein by reference to Exhibit
               2.1 to DIVINE's Current Report on Form 8-K filed July 12, 2001).

          3. Voting Agreement, dated July 8, 2001, between DIVINE, INC. and Szlam Partners, L.P. (incorporated herein by reference to Exhibit
               99.1 to DIVINE's Current Report on Form 8-K filed July 12, 2001).

                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2001


        DIVINE, INC.


By:    /s/ Jude Sullivan                          /s/ Andrew J. Filipowski
       ---------------------------                ------------------------
Name:  Jude Sullivan                              Andrew J. Filipowski
Title: General Counsel

                                   SCHEDULE A

                EXECUTIVE OFFICERS AND DIRECTORS OF DIVINE, INC.


The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of DIVINE, INC. The business address of each executive officer is DIVINE, INC., 1301 North Elston Avenue, Chicago, Illinois, 60622.



                               EXECUTIVE OFFICERS


--------------------------------------------------------------------------------
           NAME                                PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
   Andrew J. Filipowski                        Chairman of the Board and CEO
--------------------------------------------------------------------------------
   Michael P. Cullinane                        Executive Vice President, CFO,
                                                   Treasurer and Director
--------------------------------------------------------------------------------
     Paul Humenansky                             President, COO and Director
--------------------------------------------------------------------------------

                                    DIRECTORS


--------------------------------------------------------------------------------
    NAME AND BUSINESS ADDRESS                      PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Tommy Bennett
Computer Associates International, Inc.              Senior Vice President
One Computer Associates Plaza
Islandia, NY  11749
--------------------------------------------------------------------------------
John Cooper
Microsoft Corporation                              Senior Director of Corporate
One Microsoft Way                                          Development
Redmond, WA  98052
--------------------------------------------------------------------------------
James E. Cowie
Frontenac Company                                      General Partner
135 S. LaSalle Street, Suite 3800
Chicago, IL  60603
--------------------------------------------------------------------------------
Arthur W. Hahn
Katten Muchin Zavis                                       Partner
525 W. Monroe Street, Suite 1600
Chicago, IL  60661
--------------------------------------------------------------------------------
Gregory K. Jones
uBid, Inc.                                         Chairman of the Board and CEO
8550 W. Bryn Mawr, Suite 200
Chicago, IL  60631
--------------------------------------------------------------------------------
Michael A. Forster
Internet Capital Group, Inc.                       Senior Partner of Operations
552 Ravine Avenue
Lake Bluff, IL  60044
--------------------------------------------------------------------------------
Thomas J. Meredith
Dell Computer Corporation                                    CFO
807 Las Cimas Parkway, Building 2
Austin, TX  78746
--------------------------------------------------------------------------------
John Rau
Chicago Title and Trust Company Foundation            Chairman of the Board
171 N. Clark Street
Chicago, IL  60601
--------------------------------------------------------------------------------

                                   Exhibit 1

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D


          The undersigned agree that the Statement on Schedule 13D to which this Agreement is attached is filed on behalf of each one of them pursuant to Rule 13d-1(k)(1) and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

          Nothing contained in this Agreement shall be construed to create a "group" as that term is defined in Rule 13d-5(b)(1).

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall together constitute one instrument.



Dated:  July 17, 2001

                                                    DIVINE, INC.



                                             By:        /s/ Jude Sullivan
                                                    ----------------------------
                                             Name:         Jude Sullivan
                                                    ----------------------------
                                             Its:        General Counsel
                                                    ----------------------------





                                                      /s/ Andrew J. Filipowski
                                                    ----------------------------
                                                      Andrew J. Filipowski